## Contact

www.linkedin.com/in/cassiosantosjr
(LinkedIn)

## Top Skills

C
Java
JavaScript

## Languages

Portuguese
English

## Publications

The Feasibility Study for
Establishment of Passenger Rail
in the Metropolitan Region of Belo
Horizonte / Brazil Inproceedings

Extending Face Identification to
Open-Set Face Recognition

Smart Surveillance Framework: A
Versatile Tool for Video Analysis

Partial Least Squares for Face
Hashing

Detecção de Indivíduos não
Registrados em Galerias de Faces
(Portuguese)

## Patents

Blower system to separate
constituents of agricultural biomass

ITEM INVENTORY MANAGEMENT
SYSTEM WITH VACUUM
OPERATED  ROBOTIC CARD
SORTER

# Cassio E. Santos Jr.

Computer Vision, Artificial Intelligence, Full Stack Developer
Los Angeles, California, United States

## Summary

Skilled Computer Science professional with over 10 years of
experience, a Master's in Computer Vision, and substantial research
experience. An innovative and results-driven entrepreneur who
successfully transitioned from an incomplete Ph.D. to establishing
and leading a robotics company. Specializes in rapid prototype
creation to assess product traction and maximize business impact.
Thrives in agile, small team environments and exhibits strong
leadership in driving projects to completion.

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## Experience

Sorting Robotics
Founder
January 2018 - Present (5 years 10 months)

https://www.sortingrobotics.com/

Delver Lab
Founder and sole developer
February 2016 - Present (7 years 9 months)

https://delverlab.com/

University of California, Riverside
Research Assistant
September 2016 - December 2018 (2 years 4 months)

Dean's Distinguished Fellowship

Working at VisLab - http://vislab.ucr.edu

Advisor: Bir Bhanu

Smart Sense Laboratory
Research Assistant
March 2015 - December 2015 (10 months)

LG Electronics Grant - VPR - UFMG

Advisors: William Robson Schwartz, Jefferson A. dos Santos.

Smart Sense Laboratory
Research Assistant
August 2013 - December 2014 (1 year 5 months)

CAPES/PROEX

Institute of Research in Computer Science and Random Systems
Research Assistant
January 2014 - March 2014 (3 months)
Rennes Area, France

Universidade Federal de Minas Gerais
3 years

Internship
August 2012 - July 2013 (1 year)

Department of Transportation and Geotechnical Engineering (ETG).
Designed and developed software for railroad analysis. Responsible for
panoramic video recording of railroads.

Research Assistant
August 2010 - July 2012 (2 years)

Núcleo de Processamento Digital de Imagens, UFMG.
Advisor Arnaldo de A. Araújo. In collaboration with Marcelo Coelho.
Content-Based Information Retrieval in Panoramic Videos from Urban Scenes.

Sisloc Softwares
Internship
March 2009 - February 2010 (1 year)

Developing software for rental and finance management.

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# Education

Y Combinator
Winter 2019 Batch · (2019 - 2019)

University of California, Riverside
PhD (Dropped), Computer Science · (2016 - 2018)

Universidade Federal de Minas Gerais
Master's degree, Computer Science · (2013 - 2015)

## Universidade Federal de Minas Gerais

Bachelor's degree, Computer Science · (2009 - 2013)